19 May 2009

Dear Shareholders,

As I wrote the Message to Shareholders twelve months ago, 2008 was off to an excellent start as copper prices were over US$3.50 per pound and production at Gibraltar was steadily increasing. We were anticipating another strong year of earnings and cash flow for the Company and continued success on moving our Prosperity Project through the Environmental Assessment Process.

No one expected the once in a lifetime collapse of the global financial markets that began to appear last summer and our optimism for a successful 2008 quickly evaporated. In a matter of weeks the copper price plunged by nearly one-half while at the same time credit markets and our ability to access capital disappeared.

The financial crisis was shocking for many companies worldwide and many mining companies, in particular have not survived, not only as a result of the metal price declines but also their inability to access credit.

Taseko management, however, heading into 2009 responded decisively and effectively to both the decline in copper and molybdenum prices and the tight credit markets.

In the first three months of 2009;

  Demonstrating the operating ability and the capacity of the newly expanded concentrator, Gibraltar produced 19.9 million lbs of copper concentrate in the first quarter of 2009.
  Our operational staff at Gibraltar reduced total cash costs, including off property costs by the end of March to US$1.18 per pound after a series of rigorous cost cutting initiatives.
  In February our financial department closed a US$30 million term loan facility with Credit Suisse, a major international bank. The funds from the loan are to be used for the completion of key capital projects. This debt package was one of only a few completed for any mining company during the financial crisis.
  Executive Management took advantage of a strong copper price, and in April of this year initiated a hedging program for 50% of Gibraltar's production for 2009. As a result, 30 million pounds of copper has been hedged between May and December, with a minimum price of US$1.88 per pound. This program will protect our cash flows for this year.
  Construction recommenced on the Gibraltar Phase II expansion project with the goal of completing the upgrades within the next 12 months.

Safety

At Taseko, employee health and safety is the foundation of every thing we do. Our safety record at the Gibraltar Mine has improved year-over-year but our goal is zero reportable incidents and we feel this is achievable. First Aid frequencies, a key indicator of safety performance, decreased by 42% in 2008, unfortunately, the severity of incidents increased over the same period, as evidenced by a rise in Lost Time Injury frequency.

We will continue to aggressively work on improvement in both of these areas in 2009.

In mid-2008, the SafeStart safety program was implemented at Gibraltar. The purpose of this course it to train our employees on how to prevent the mistakes or errors that are the root cause of safety incidents. Our goal with this program, over the next two years, is to reduce the rate of acute injuries by 50%.

Environment

British Columbia, the province in which we operate, has some of the most stringent environmental guidelines in the world. I am happy to report that in the last two years, our Gibraltar Mine has had no reportable environmental incidents. As well, 25 hectares of tailings beach were seeded and a number of our rock dumps were re-sloped as part of our ongoing reclamation plan.

Taseko will employ its strict environmental policies and procedures as we move forward with Prosperity, during both its construction and operation.

Employees

The collapse of global commodity markets and the necessity to revise our mine plan had a serious impact on many of our employees at Gibraltar. It is never an easy decision to reduce manpower; however, it was necessary to ensure the continued operation of the mine. In late 2008 and early 2009, we laid off 145 employees in an immediate effort to reduce operating costs, an initiative that had a significant impact on Gibraltar's ability to produce copper at a cost that would ensure the mine remained profitable.

The mine currently employs 330 people and we expect to remain at those levels for the foreseeable future.

Gibraltar

Moving ahead through 2009, key initiatives at Gibraltar will include increasing copper and molybdenum recovery rates and completing the Phase II capital expansion which will result in increases in both copper and molybdenum metal production. At the same time, we will continue to address productivity initiatives identified in an operational review program provided from an external productivity audit. This work will continue to help reduce costs at Gibraltar and ensure we remain competitive in the years ahead.

Following the completion of the Phase I expansion in 2008, the production capacity of the Gibraltar concentrator was increased to 46,000 tons per day, which will yield approximately 100 million pounds of contained copper metal per year. To achieve our metal production forecast, mine operating staff are working on concentrator throughput and metallurgical recoveries. Our targeted production for 2009 is 80 million pounds of copper. In the first quarter, the mine produced nearly 20 million pounds of copper indicating we are on target to achieve that goal.

Molybdenum is a by product at Gibraltar and the revenue generated is a key component of the cost structure. Engineering designs are currently being completed which will allow us to upgrade the molybdenum circuit and we expect to have a plan in the coming months. Targeted molybdenum production for 2009 is 800,000 pounds. In the first quarter, we produced 187,000 pounds of molybdenum -- on pace to achieve the annual target.

Over the past two years, we have invested $250 million at Gibraltar to modernize and expand production at this key asset. Investments have included more than $100 million in upgrades to the concentrator, including a new 34-foot SAG mill and complete replacement of the flotation and regrind circuit. In addition, more than $50 million was spent on new mining equipment, including a new 60-yard mining shovel, seven new 240-ton haulage trucks and one production drill, all these investments will result in decreased operating costs over the longer-term. In the Fall of 2008, when global credit and commodity markets crashed, we suspended our expansion plans, although they were near completion. Following the closing of the Credit Suisse loan facility in February and the stabilization in commodity markets, management is again proceeding with those expansion activities. Concerned that there may still be difficult times before the global economy recovers, we are moving ahead with capital spending very cautiously. We will continue to advance the Phase II project with the goal of completing it within the next 12 months.

Prosperity

We are also actively working on our other 100% wholly-owned asset, the Prosperity gold-copper project. After years of collecting data and completing the required environmental studies, our Environment Assessment Report was presented to the British Columbia Provincial Government in March 2009. This was a significant step forward, both for the Company and the Project, as the timeline for completion is 180 days, as mandated by law. We are more confident than ever that we will receive environmental approvals, both Provincial and Federal, in October of this year.

Raising the $800 million for this project will be a major task for our finance team. We started the process many months ago and continue to pursue a number of different options. Discussions with potential joint venture partners were initiated last year and are ongoing. We have also engaged a number of banks which have expressed an interest in working with Taseko to finance the debt portion of the capital investment.

We expect that all necessary permits and financing will be in place by early 2010, and we will begin construction in the Spring. Production could commence by mid-2012, after an approximate 24-month construction period.

Outlook

Looking ahead, I am confident that the strategy we have in place will allow the Company to navigate in these turbulent times. Our Gibraltar Mine is very profitable at current metal price levels, as exhibited by our cost structure, and can remain profitable through the copper cycle. We will continue to dedicate our energies on extracting value from both our key assets, Gibraltar and Prosperity and by the end of the year we hope we will be in a position to announce a production decision on building our Prosperity Mine.

I would like to thank our employees for their commitment and patience over the past few months and our suppliers and shareholders for their ongoing support, especially over the past year. I believe the strategy we have in place will create long-term value for all of our shareholders, adding to a bright future for this Company.

Russell Hallbauer.